Exhibit 99.1

GOLD RESERVE PROVIDES UPDATE ON RETURN OF CAPITAL TRANSACTION

Spokane, Washington, June 21, 2019                                                                                    NR 19-07

Gold Reserve Inc. (TSXV: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) completed its previously announced return of capital transaction (the “Return of Capital Transaction”) on June 14, 2019, by way of a court approved plan of arrangement (the “Arrangement”). As previously announced, the Arrangement became effective at 12:01 a.m. (Pacific time) on June 14, 2019 (the “Effective Time”).

As described in the Company’s management information circular dated April 30, 2019, following the Effective Time, registered holders of its Class A common shares (the “Class A Shares”) are required to deposit certificates representing Class A Shares together with a duly completed letter of transmittal to Computershare Trust Company of Canada (“Computershare”), the Company’s transfer agent and depositary for the Return of Capital Transaction, in order to receive the distribution payable pursuant to the Return of Capital Transaction.

Non-registered holders of Class A Shares will have the distribution payable pursuant to the Return of Capital Transaction recorded in their accounts by their intermediaries and should contact their intermediaries with any questions about this process.

In its press release dated June 14, 2019 (the “June 14 Release”), the Company inadvertently implied that a record date for the entitlement to receive the distribution payable pursuant to the Return of Capital Transaction was set as of the close of business on June 13, 2019. The Company retracts such statement in the June 14 Release.

Due to the inadvertent implication that a formal record date had been set, Gold Reserve will compensate anyone who can satisfactorily demonstrate that they disposed of their Class A Shares between the time of dissemination of the June 14 Release at 3:20 p.m. (Eastern time) and the close of trading on June 18, 2019, thereby disposing of their entitlement to receive the distribution payable pursuant to the Return of Capital Transaction. Such compensation, if any, would be up to an amount equal to the distribution payable pursuant to the Return of Capital Transaction, being US$0.76 per Class A Share. Any person believing these circumstances apply to them must contact Gold Reserve at the address set out below no later than July 19, 2019 in order to receive any applicable amount of compensation. Based on the limited trading volume of the Class A Shares during the applicable period of time, the Company anticipates that the aggregate amount of financial exposure resulting from this matter, if any, will be non-material to the Company.

Full details of the Return of Capital Transaction are described in the Company’s management proxy circular and other related materials, including the letter of transmittal. Those documents are available without charge on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and are posted on the Company’s website at www.goldreserveinc.com.

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the distribution of funds payable to Shareholders pursuant to the Return of Capital Transaction, the timing for completion thereof, including to Shareholders who traded their Class A Shares on the basis of statements made in the June 14 Release, and any potential financial liability of the Company for compensation to Shareholders who may have disposed of their Class A Shares as result of statements made in the June 14 Release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including, without limitation, the timing for the distribution of funds payable to Shareholders pursuant to Return of Capital Transaction, including Shareholders who traded their Class A Shares on the basis of statements made in the June 14 Release and any amounts that may be owing to such Shareholders as compensation. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2018 which have been filed on SEDAR and are available under the Company’s profile at www.sedar.com and which form part of the Company’s Form 40-F for the year ended December 31, 2018 which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.